AQUARIUS
PLATINUM LIMITED

04012260

FACSIMILE TRANSMISSION

Date:	16 January 2004
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Nick Bias
Number of Pages:	25 *(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**

SUPPL

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

16 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	14 May 2003	ASX & LSE	Announcement	Gert Ackerman Appointed Operations Director of Aquarius Platinum (South Africa) (Pty) Limited
E-Lodge	9 June 2003	ASX & LSE	Announcement	Aquarius Platinum and Anglo Platinum to Pool Operations around Kroondal
E-Lodge	13 June 2003	ASX & LSE	Announcement	Mining license and EMPR approved for Aquarius Platinum's Everest South Project
E-Lodge	24 July 2003	ASX & LSE	Announcement	Results: June 2003 Year End Programme
E-Lodge	July 2003	ASX & LSE	Announcement	Quarterly Report 30 June 2003

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

14 May 2003

GERT ACKERMAN APPOINTED OPERATIONS DIRECTOR OF AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LIMITED

Aquarius Platinum Limited is pleased to announce the appointment of Mr Gert Ackerman as Operations Director of its South African subsidiary Aquarius Platinum (South Africa) (Pty) Ltd.

Mr Ackerman will bring to Aquarius over 20 years of experience in platinum mining, most recently as Operations Executive of Impala Platinum, where he was responsible for operations at Rustenburg, Barplats and Marula.

As Aquarius continues to expand production at its new Marikana mine, the opportunity to cooperate with Anglo Platinum at Kroondal, and the new Everest South mine planned to commence construction by the end of 2003, Mr Ackerman's experience of developing new operations and centralising operational management will enhance the skills and potential of the existing Aquarius operations team.

Mr Ackerman will join Aquarius on June 9th 2003.

For further information please contact

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In the United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:
Charmane Russell / Janice Dempsey
Russell & Associates
+27 11 880 3924 / +27 82 372 5816

BIOGRAPHY

Gert Renier Ackerman

Mr Ackerman started his career at Union Corporation (which later became Gencor) in 1970 as a Learner Official. For 10 years he worked on the gold mines in the Springs and Evander areas of South Africa, transferring in 1980 to platinum mining with Impala. He therefore has over 30 years "Group" experience.

During his time at Impala Mr Ackerman progressed from being Underground Manager to Senior General Manager in charge of the Impala Lease area operations, which produces 1 million ounces of platinum per year. Further, he was also responsible for concentrating and smelting.

In 2000 Mr Ackerman transferred to the Impala Head Office as Operations Executive, with responsibility for operations at Rustenburg, Barplats and the new Marula project in the Eastern Bushveld.

Although his career has principally focussed on production, Mr Ackerman has also completed many feasibility studies and projects, including decline and vertical shafts, open cast mining, on both the Western and Eastern limbs of the Bushveld complex in South Africa (the largest known platinum group metal resource in the world).

Mr Ackerman holds professional and academic qualifications, including a Higher National Diploma in Metalliferous Mining; and various certificates in Mine Competency. Mr Ackerman also successfully completed the Management Development Program Diploma at UNISA and the Senior Executive Programme at Columbia University in New York.

82-5097

AQUARIUS
PLATINUM LIMITED

9 June 2003

AQUARIUS PLATINUM AND ANGLO PLATINUM TO POOL OPERATIONS AROUND KROONDAL AND SHARE IN APPROXIMATELY RAND 2.2 BILLION (+US$ 277 MILLION) OF REAL NET PRESENT VALUE OF SYNERGIES.

- **Aquarius Platinum and Anglo Platinum in "pool and share" arrangement**
- **Kroondal to more than double production by 2005 to 505,000 PGM ounces of which half will be attributable to Aquarius Platinum South Africa, and extend the life of mine by 8 years to 2016**
- **Each party to contribute certain assets and share 50:50 in arrangement benefits**
- **Kroondal attributable PGM ore reserves inventory boosted significantly by 2.53 million PGM ounces to approximately 3.76 million PGM ounces from 1 November 2003.**
- **An expected 1,100 new jobs will be created**

Aquarius Platinum Limited (Aquarius Platinum) announced today (9 June 2003) that its 75% owned subsidiary Aquarius Platinum South Africa (Pty) Ltd (AQPSA) has entered into a "pool and share" arrangement (the P&SA) with Anglo Platinum Limited (Anglo Platinum) in relation to their respective mineral rights and assets at and around the Kroondal Platinum mine. The P&SA, subject to certain suspensive conditions to be met and regulatory approvals, will become effective from 1 November 2003. The P&SA will extend the life of mine at Kroondal by 8 years to 2016. As the key Aquarius operation, the P&SA provides Aquarius shareholders with an extended asset life profile. Venmyn Rand (Pty) Ltd, advisers to AQPSA have provided an opinion that the P&SA is fair and reasonable.

Kroondal Mineable Reserves and Production Attributable to AQPSA Before and After P&SA

All figures as at 1st November 2003	CURRENT	POST P&SA
Mineable reserves (tons)	12 million	34.5 million
Mineable reserves (4PGMs)	1.23 million ounces	3.76 million ounces
Annual Production (tons)	3 million	2.9 million
Annual Production (4PGMs)	240,000 ounces	250,000 ounces

82-5097


Kroondal PGM Ounces Production Profile
Before and After the Pool and Share
PGM Ounces (000's)
600
500
400
300
200
100
-
Years
P&SA
KPM

Says Stuart Murray, CEO of Aquarius Platinum, "The deal provides significant benefits for Aquarius Platinum shareholders. The tailing off of production from the Kroondal operation was likely to have commenced in 2006, with costs rising and efficiencies decreasing as mining continued along the so-called 'farm-fence' boundaries. Although Aquarius' attributable production at Kroondal will effectively be halved when the P&SA becomes effective, Aquarius' attributable production will be increased to 250,000 PGM ounces per annum within two years of November 2003, but with 8 years of mine life extension. When we combine, a longer-life Kroondal, with new production growth from our other operations and also the Everest South project, the long-term production profile for Aquarius has never looked better."

It is forecast that significant synergies will be achieved as the enhanced Kroondal operation will increase its mining life in a capital and cost-effective manner. The expected value of synergies between the parties amounts to approximately Rand 2.2 billion in real net present value terms.

The impact of the P&SA on group earnings is neutral for the first year (2004). From the following year on, the P&SA indicates an increase in earnings per share. This is due to a twofold effect of reduced amortisation (reduced to one third while attributable production is halved), and the build up of a deferred tax liability during the plant construction. Kroondal's contribution to the Group's net earnings will be positively impacted by its ability to amortise from November 2003, US$65 million arising from the fair value uplift on the acquisition of Kroondal Platinum Mine minorities over the remaining mine life of 13 years as opposed to the current remaining 5 years.

82-5097

In addition to the P&SA, the Waterval Block mineral resources to the west of KPM, will be sold by AQPSA to Rustenburg Platinum Mine (RPM) - (a subsidiary of Anglo Platinum) for Rand 110 million. The Waterval Block is located some 3km from Kroondal, and was originally scheduled to be mined at the end of the KPM life. However, with higher associated mining costs, it does not offer the efficiencies required using the KPM infrastructure and mining model.

Aquarius Platinum will fund its portion of the capital for the P&SA from current cash flows, and the net proceeds on the disposal of the Waterval Block and debt facility.

Pool & Share Agreement Properties



N
LEGEND:
Waterval
WATERVAL 303 JQ
Frank-N
Frank-S
Bleskop-NE
Bleskop-NW
New Reverse Decline #
Central Incline #
Incline #
New Decline #
Bleskop-S
Brakspruit
KROONDAL 304 JQ
BRAKSPRUIT 299 JQ

Pool and Share Agreement "Key Terms"

AQPSA will provide access to the mineral rights vested in the Kroondal Platinum Mine, all current plant and shaft infrastructure and management and other contractual operating arrangements associated with the operation. Anglo Platinum will contribute a portion of the UG2 orebody on the RPM. The agreement envisages the operation of a single mining entity, however, both parties will retain ownership of the assets they contributed, with revenues, costs and profits being shared equally.

The current mineral resources and ore reserves attributable to the Kroondal Mine (excluding the Waterval Block) amount to approximately 1.23 million of PGM's The mineral resources and ore reserves attributable to AQPSA rise significantly to 3.76 million ounces of PGMs with the addition by RPM of approximately 57 million tonnes of mineable UG2.

82-5097

In terms of the agreement, an additional 250,000 tonne per month concentrator will be constructed for commissioning in early 2005, and a third decline will be established to access the RPM reserves just to the east of the current Kroondal infrastructure. Construction will commence as soon as possible following fulfilment of all suspensive conditions. Thus, the deal will more than double production at Kroondal, from approximately 240,000 PGM ounces per annum to 500,000 PGM ounces per annum by 2006, at an estimated capital expenditure of Rand 740 million in 2003 money terms. The life of the Kroondal Mine will consequently be extended to 2016.

Although the parties will share in the proceeds of the P&SA on a 50:50 basis, AQPSA will honour its existing KPM lease area concentrate off-take agreements with Impala Refining Services Ltd (IRS) with output from the existing Kroondal plant. This obligation has been confirmed at 586,000 ounces of platinum. Thereafter, smelting, refining and marketing of all further output, including that from the new plant, will be performed by Anglo Platinum.

The expanded operation will continue to employ the "Kroondal model", utilising current mining methods and contractors for both mining and concentrating operations. The Aquarius Platinum South Africa management team will remain in place, reporting on a quarterly basis to a committee comprising representatives from both Aquarius Platinum and Anglo Platinum. In addition, it is envisaged that some 1,100 new job opportunities will be created.

Kroondal Mineable Resources and Production after P&SA

Additional Mineral Reserve attributable to AQPSA as a result of the P & SA at (1st November 2003)*.

MILLED TONS	HEADGRD (g/t)	Pt ozs	Pd ozs	Au ozs	Rh ozs	Total ozs PGMS
22,764,000	3.46	1,379,032	809,277	39,635	304,869	2,532,813

*This reserve figure is the tonnage delivered to the DMS plant. Contained metals quoted in this table do not take into account processing recovery factors.

The resource estimate was compiled by Andrew Neil Clay who is a Member of the AusIMM with 10 years relevant experience to the mineralisation being reported on an qualifies as a Competent Person as defined in the JORC Code.

For further information please contact:
In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In the United Kingdom:
Nick Bias
Aquarius Platinum Limited
+27 11 455 2050 / + 44 7887 920 530

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097

AQUARIUS
PLATINUM LIMITED

13 June 2003

Mining license and EMPR approved for Aquarius Platinum's Everest South Project

Aquarius Platinum Limited (Aquarius Platinum) is pleased to announce today (13 June 2003) that the South African Department of Minerals and Energy has approved the Mining Licence and Environmental Management Programme Report (EMPR) for the company's Everest South Mine. Both approvals are required before mining can begin and were granted in line with the "old order" mining legislation, and are valid for 5 years following the enactment of the Minerals and Petroleum Resources Development Act.

The recently completed feasibility study on the Everest South project which concluded that the project was technically sound and financially viable is currently being upgraded to full bankable status. It is anticipated that construction on the project will commence towards the end of 2003.

Aquarius Platinum CEO, Stuart Murray, said that he was delighted with the way in which the permitting process had been expedited. "We anticipate that - should the project proceed - we will be producing our first PGMs by 2005. Aquarius is known for bringing its projects into production in record time and within budget. We are set to do the same with Everest South."

Everest South is Aquarius Platinum's third operation in South Africa. At full production in 2006, the mine will produce 225,000 oz PGMs per annum, contributing to Aquarius Platinum's annual production target of 600,000 oz PGMs by 2006.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In the United Kingdom:
Nick Bias
Aquarius Platinum Limited
+27 11 455 2050 / + 44 7887 920 530

In South Africa:
Janice Dempsey
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097

AQUARIUS
PLATINUM LIMITED

24 July 2003

RESULTS: JUNE 2003 YEAR END PROGRAMME

Aquarius Platinum Limited advise of the following announcement schedule pursuant to the above programme.

Date	Event
Tuesday 29 July 2003	Quarterly report released for period ending 30 June 2003
Tuesday 19 August 2003	Full year results for the financial year ended 30 June 2003 released and Webcast at 10 am GMT by CEO, Stuart Murray
Friday 3 October 2003	Notice of AGM and Annual Report dispatched to shareholders
Monday 27 October 2003	AGM
Tuesday 28 October 2003	Quarterly report released for period ending 30 September 2003

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In South Africa:
Walter Vorwerk
Aquarius Platinum Limited
+27 11 455 2050

In the United Kingdom:
Nick Bias
Aquarius Platinum Limited
+27 11 455 2050 / + 44 7887 920 530

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 JUNE 2003

Highlights for the Fourth Quarter Year 2003

- Attributable production of 77,243 PGM oz for the June quarter, up 3,755 ozs from the previous quarter.
- Kroondal production increased by 1% to 49,936 PGM ozs, despite challenging geological conditions
- Marikana ramp up at 14,740 PGM ozs in the quarter
- Mimosa production in line with previous quarter at 25,134 PGM ozs (12,567 PGM ozs attributable to Aquarius)
- Mining Licence and Environmental Management Programme Report (EMPR) for Everest South approved by Department of Minerals and Energy
- Gert Ackerman appointed Operations Director of Aquarius Platinum (South Africa) (Pty) Ltd
- Aquarius Platinum (South Africa) (Pty) Ltd and Anglo Platinum announced a Pooling & Sharing Agreement (P&SA), effectively increasing Kroondal's attributable PGM ore reserves by 2.53 million PGM ounces to approximately 3.76 million PGM ounces from 1 November 2003

Aquarius PGM Production



80,000
60,000
40,000
20,000
0
PGM Ounces
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Quarter Ended (June Year End)
Mimosa
Marikana
Kroondal

82-5097

QUARTERLY REPORT 30 JUNE 2003

AQUARIUS PLATINUM LIMITED

Quarter Ended June 2003	Platinum (ounces)	Palladium (ounces)	Rhodium (ounces)	Gold (ounces)	Total PGM ounces (4E)
Kroondal	30,636	13,965	5,136	199	**49,936**
Marikana	10,419	3,571	645	105	**14,740**
Mimosa (attributable to AQP)	6,586	4,572	544	865	**12,567**
TOTAL AQP Attributable	**47,641**	**22,108**	**6,325**	**1,169**	**77,243**

AQUARIUS PLATINUM SA (PTY) LTD (Aquarius 75%)

Kroondal Mine

Kroondal achieved 49,936 oz PGM production in this quarter, a 1% increase from 49,590 oz in the previous quarter. Geological conditions continued to affect production, requiring more extensive redevelopment and hampering normal infrastructure extensions, thus reducing productivity.

Mining operations during the quarter produced a total of 720,000 ROM tonnes. Of this, 649,000 tonnes was from underground and 71,000 tonnes from open-pit operations. The average ROM head grade of 2.86 g/t was lower than 3.01 g/t of the previous quarter. This can be attributed to the amount of redevelopment being mined, less scalping of waste due to the nature of the operation, and some reef being left in the footwall. The latter is of higher grade and is left behind to minimize the footwall waste fines reporting to the plant. A program of vamping, to remove reef fines left behind and to expose areas where reef has been left in the footwall, has been implemented and all such areas will have the reef removed.

The drilling pattern has also been changed to minimize reef left in the footwall and ensure a coarser reef product that should improve recoveries. At the quarter end the initiative indicated some improvements in production.

Recoveries for the quarter improved to 74% compared to the previous quarter at 70%. PGM recovery improvements are primarily attributable to an enhanced system of plant ore redirection and the treatment of less oxidised ore from the open pit.

Kroondal received a basket price of US$496 per oz for the June quarter compared to US$531 per ounce for the March quarter. The US dollar further strengthened against the ZAR during the quarter for an average of ZAR7.73 compared to ZAR8.31 in the previous quarter. Cash costs at ZAR97 million (ZAR95million) were up due to unplanned open pit mining following the underground geological problems. Cash costs were ZAR1,953 per PGM oz compared with ZAR1,908 for the last quarter, reflecting this and the impact of seasonally adjusted high electricity charges.

Kroondal Platinum Mine


60,000
50,000
40,000
30,000
20,000
PGM ozs
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Quarter ended
PGM ozs

Kroondal Mine

Quarter Ended	Metal in concentrate produced (ozs)				
	Pt	Pd	Rh	Au	Total PGMs
June 03	30,636	13,965	5,136	199	**49,936**
Mar 03	30,829	13,628	4,926	207	**49,590**
Dec 02	32,553	14,869	5,439	222	**53,083**
Sept 02	34,792	15,718	5,674	267	**56,451**
June 02	32,389	14,435	5,295	270	**53,289**

Safety continues to improve with the DIIR showing a downward trend over the past twelve months with the current rate being 1.31 (lost time injuries) compared to 1.45 for the previous corresponding period.

It is with regret we advise that a fatal accident occurred on 15 June 2003 when a worker was struck by a rock from the hanging wall. Remedial action has already been taken. A Department of Minerals and Energy inquiry has been held and the findings are expected to be available soon.

Marikana Mine

During the quarter, 4.0 million cubic metres of overburden were stripped and 286,000 tonnes of ROM ore were mined, bringing the total to date to 10.4 million cubic metres and 494,000 tonnes respectively.

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The total exposed reef is now on target strike length at 1.7 km, but not at depth due to the initial difficulty of mining through high-clay subsurface layers. Consequently, much of the reef mined to date has been in the shallower, weathered (oxidized) zone. Encouragingly, competent, fresh reef has now been exposed in the south-eastern portion of the mine (Pit B) and the eastern portion (Pits C and D) is entering the transition from weathered to fresh material. It is anticipated that the optimum mix of competent ore and weathered ore should be reached in the first quarter of 2004.

The plant treated 355,000 tonnes in the quarter at a head grade of 3.45g/t compared to the previous quarter of 286,000 tonnes at 3.55g/t.

Each section of the plant has demonstrated its ability to achieve designed throughput rates. While periods of operation on competent material have confirmed the improved response of the plant to the fresh material, design recoveries will only be reached when the ratio of fresh to oxidized ore stabilises at optimum levels.

A recovery of 37.4% was achieved in the quarter compared to 34.1% for the previous quarter (63.2% in the plan) generating production of 14,740 PGM oz, compared to 11,167 oz in the previous quarter.

Capital expenditure for the quarter amounted to US$12.8 million (ZAR98.6 million). The total project capital is now expected to be approximately ZAR650 million, below the budget of ZAR666 million (US$66 million).

The mine became operational from 1 July 2003.


Marikana production
20,000
15,000
10,000
5,000
0
PGM ozs
production
Dec-02
Mar-03
Jun-03
Quarter ended

Quarter Ended	Metal in concentrate produced (ozs)				
	Pt	Pd	Rh	Au	Total PGMs
June 03	10,419	3,571	645	105	**14,740**
Mar 03	7,909	2,796	391	71	**11,167**
Dec 02	1,713	421	97	9	**2,240**

QUARTERLY REPORT 30 JUNE 2003

There was a rise in the DIIR during the second quarter of 2003, (0.60 to 1.01) with fewer hours were worked during the period April 2002 to June 2003 compared to the construction period January 2002 to March 2003. Two lost time accidents occurred during the quarter .

Everest South

The South African Department of Minerals and Energy approved the Mining Licence and Environmental Management Programme Report (EMPR) for the Everest South Mine, the company's third operation in South Africa. Both approvals are required before mining can commence and were granted in line with the "old order" mining legislation. The approvals are valid for 5 years following the enactment of the Minerals and Petroleum Resources Development Act.

The recently completed feasibility study which is currently being upgraded to bankable status concluded that the project was technically sound with a UG2 ore reserve of 26.05 million tonnes at 3.34gt (4E) PGM containing 2.8 million ounces of PGMs. Subject to appropriate financing being available, it is anticipated that construction on the project will commence towards the end of 2003 and production underway by 2005. At full production in 2006, the mine will produce 225,000 oz PGMs per annum.

ZCE PLATINUM (Aquarius 50%)

Mimosa Mine

PGM production at 25,134 ozs was slightly down on the previous quarter's production of 25,461 PGM ozs.

The average achieved basket price for the PGM's was US$443 per oz compared with US$480 per oz in the previous quarter. Together with the contribution from base metals (approximately 22% of gross revenue) this generated sales revenue for the quarter of US$11.1 million, down US$1.8 million from the previous quarter at a gross cash margin (52%) of some US$5.4 million.


Mimosa Platinum Mine
PGM ozs Produced
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Ozs

82-5097

During the quarter, mining operations hoisted a ROM total of 294,000 tonnes at an average head grade of 3.99 g/t. This is a marked improvement in hoisting operations relative to the previous quarter's 188,000 tonnes. Tonnes milled during the period amounted to 288,000 tonnes at an average plant feed grade of 3.78 PGM g/t compared with 278,000 tonnes at 3.77 PGM g/t in the previous quarter.

Mine Expansion

The optimisation of the new concentrator continued during the period. PGM ozs were slightly down on the previous quarter largely due to major operational downtimes in April as a result of power load shedding from the national power supply company, ZESA. This has now been resolved with agreements being reached in terms of a new power tariff that is denominated and paid in US$. Minor commissioning problems were encountered and overcome. Since these stoppages, it is pleasing to note that volumes milled and recoveries attained are well within planned levels. Recovery improvement initiatives will continue over the next two quarters. The training program to increase the skills of operational staff on the surface plant continued throughout the period and the results thus far have been positive. Mining operations are still being optimised with four teams having now passed through the training school. The key performance indicators are all showing continued improvements within all areas of underground operations. The last sets of new recruits are scheduled to start training in the upcoming quarter.

Down dip development, which was stopped in the last quarter to focus on panel mining, has been reintroduced and the focus of the teams will be to progress to 16 level in the next quarter. Once this development is complete the mine will have ample redundancy (in excess of 100%) to allow for full production levels through any geological problems that may arise in the future.

The underground expansion capital work is still ongoing with construction of the new underground bunker and workshops being the main focus of attention in the period. Despite the bunker not yet being ready for use it is pleasing to note that the mine is hoisting close to long term target levels through the use of the old infrastructure. It is anticipated that the new bunker and workshops will be commissioned during the upcoming quarter.

Mimosa Production

Quarter Ended	PGM production (oz) (Metal in concentrate produced)				
	Pt	Pd	Rh	Au	Total PGMs
June 03	13,171	9,144	1,089	1,730	25,134
March 03	13,431	9,302	986	1,742	25,461
Dec 02	5,313	3,959	414	724	10,410
Sept 02	4,114	3,045	355	521	8,035

Quarter Ended	Base Metal production (Tonnes) (Metal in concentrate produced)		
	Ni	Cu	Co
June 03	342	307	10
March 03	332	293	10
Dec 02	153	128	4.40
Sept 02	111	89	3.25

Operating costs

During the quarter, the Zimbabwean dollar exchange regime was subject to significant changes. In this period the country experienced an upswing in inflation as well as a major increase in power charges. Mimosa's costs in Zimbabwe are funded by bringing currency onshore which determines the exchange rates used for Zimbabwean dollar cost conversions to US$. During the quarter very limited transactions determined the rate which was some 20% below that achieved in the previous quarter. Coupling the stronger exchange rate and the cost increases, has caused a significant upward move in unit costs in US$ terms. Quarterly unit costs will be subject to ongoing exchange rate variability. Mimosa's cost performance is therefore more appropriately measured by the year to date figures of US$199 per PGM oz (US$95 per PGM oz after by-product credits). In future reports, a rolling four quarter average will be discussed to assist investors. It is anticipated that future currency funding requirements will occur at rates that reflect Zimbabwean inflation more closely.

Capital expenditure on the expansion during the quarter amounted US$3.0 million (cumulative US$35.6 million) with the total final project costs being forecast at approximately US$38 million.

Safety

The DIIR for the quarter was 0.84 (0.87 year to date) compared with 0.73 in the previous quarter. Safety continues to receive focused attention with the increase in worker complement following the expansion.

CORPORATE MATTERS

Appointment of Operations Director (AQPSA)

Gert Ackerman was appointed Operations Director of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Ackerman who joined Aquarius on 9th June brings over 20 years of experience in platinum mining to Aquarius. Mr Ackerman's experience of developing new operations and centralising operational management will enhance the skills and potential of the existing Aquarius operations team.

Pooling & Sharing Agreement

In June 2003, a Pooling and Sharing Agreement (P&SA) with Anglo Platinum Corporation Ltd was announced. This agreement provides for the contribution of the assets and the operations of AQPSA's Kroondal Mine to those of a portion of the Anglo Platinum

Corporation Ltd's Rustenburg Platinum Mines Ltd (Rustenburg). This will have the effect of extending the life of Kroondal to 2016 and will increase reserves and resources available to Kroondal to 3.76 million PGM oz from 1.23 million PGM oz. AQPSA will construct a second plant and third shaft (at a total cost to AQPSA of ZAR370 million) to increase total production from the operation to approximately 505,000 PGM oz per year from 2005 onwards. AQPSA will manage the operation. All revenues and costs including capital will be shared equally between the parties from 1 November 2003. Existing obligations to Impala under the terms of the offtake agreement between Impala and AQPSA will be honoured after which concentrate from the operation will be treated by Rustenberg.

In addition AQPSA has agreed to sell the Waterval block of reserves to Rustenburg for ZAR110 million. The proceeds of this sale will assist in financing the capital expenditure required for the P&SA.

82-5097

QUARTERLY REPORT 30 JUNE 2003

AQUARIUS PLATINUM LIMITED

STATISTICAL INFORMATION:

Kroondal	Unit	Current Quarter Jun 2003	Previous Quarter Mar 2003	+/- % Quarter on Quarter	YTD 12 months Jun 2003	Previous 12 months Jun 2002	+/- % 12 months Ytd
Safety							
DIIR	Rate/200 000 man hours	1.1	1.07	3	1.31	1.98	(34)
Revenue							
Gross revenue	R'M	151	217	(31)	805	905	(11)
PGM basket Price	US$/oz	496	531	(6)	509	512	(1)
Gross cash margin		35%	56%	(37)	52%	64%	(19)
Nickel Price	US¢/lb	3.80	3.78	-	3.48	2.70	29
Copper Price	US¢/lb	74	75	(1)	72	69	4
Ave ZAR/US$ rate		7.73	8.31	(7)	9.05	10.17	(11)
Cash Costs							
Per Rom ton	R/ton	135	130	4	130	124	5
	US$/ton	18	15	20	14	12	17
Per PGM ounce	R/oz	1,953	1,908	2	1,842	1,518	21
	US$/oz	253	230	10	204	149	37
Per PGM ounce after	R/oz	1,859	1,832	1	1,721	n/a	-
By product credit	US$/oz	240	220	9	191	n/a	-
Capital expenditure							
Current	R '000s	8,959	8,834	1	39,666	34,650	(2)
	US$ '000s	1,160	1,063	9	4,383	3,407	10
Expansion	R '000s	-	-	-	-	52,766	-
	US$ '000s	-	-	-	-	5,188	-
Mining							
Underground	ROM ton '000	649	632	3	2 624	2 278	15
Open Pit	ROM ton '000	71	86	(17)	335	385	(13)
Total		**720**	**718**	-	**2 959**	**2 663**	**11**
Grade							
Plant Head	g/t	2.86	3.01	(5)	2.97	3.06	(3)
Recoveries	%	74	70%	6	73	75	(3)
PGM Production							
Platinum	Ozs	30,636	30,829	(1)	128,811	133,238	(3)
Palladium	Ozs	13,965	13,628	2	58,179	60,682	(4)
Rhodium	Ozs	5,136	4,926	4	21,175	22,102	(4)
Gold	Ozs	199	207	(4)	895	1,274	(30)
Total	**Ozs**	**49,936**	**49,590**	1	**209,061**	**217,296**	(4)
Base Metals Prd'n							
Nickel	Tonnes	39	40	(2)	172	193	(11)
Copper	Tonnes	19	20	(5)	80	92	(13)
Chromite (000)	Tonnes	59	55	7	231	208	11

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QUARTERLY REPORT 30 JUNE 2003

AQUARIUS
PLATINUM LIMITED

Marikana	Unit	Current Quarter Jun 2003	Previous Quarter Mar 2003	+/- % Quarter on Quarter	YTD 12 months Jun 2003	Previous 12 months Jun 2002	+/- % 12 months Ytd
Safety							
DIIR	Rate/200 000 man hours	1.01	0.60	68	-	-	-
Revenue							
Gross revenue	R 'M	48	41	-	-	-	-
PGM basket Price	US$/oz	518	n/a	-	-	-	-
Gross cash margin		50%	n/a	-	-	-	-
Nickel Price	US¢/lb	3.80	3.78	-	-	-	-
Copper Price	US¢/lb	74	75	-	-	-	-
Ave ZAR/US$ rate		7.73	8.31	-	-	-	-
Cash Costs							
Per Rom ton	R/ton	204	n/a	-	-	-	-
	US$/ton	26	n/a	-	-	-	-
Per PGM ounce	R/oz	4,912	n/a		-	-	-
	US$/oz	635	n/a		-	-	-
Per PGM ounce after	R/oz	n/a	n/a	-	-	-	-
by product credit	US$/oz		n/a	-	-	-	-
Capital expenditure							
Current	R '000s	-	-	-	-	-	-
	US$ '000s	-	-	-	-	-	-
Expansion	R '000s	98,617	81,100	22	325,000	450,000	27.78
	US$ '000s	12,757	9,759	31	35,991	44,510	(11)
Mining							
Underground	ROM ton '000	-	-	-	-	-	-
Open Pit	ROM ton '000	355	286	24	695	-	-
Total		**355**	**286**	**24**	**695**	-	-
Grade							
Plant Head	g/t	3.45	3.55	(3)	3.46	-	-
Recoveries	%	37%	34%	9	36%	-	-
PGM Production							
Platinum	Ozs	10,419	7,909	32	20,042	-	-
Palladium	Ozs	3,571	2,796	28	6,787	-	-
Rhodium	Ozs	645	391	65	1,044	-	-
Gold	Ozs	105	71	48	.273	-	-
Total	**Ozs**	**14,740**	**11,167**	**32**	**28.146**	-	-
Base Metals Prodn							
Nickel	Tonnes	7	3	233	10	-	-
Copper	Tonnes	4	1	300	5	-	-
Chromite	Tonnes	0	0	-	0	-	-

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QUARTERLY REPORT 30 JUNE 2003

AQUARIUS PLATINUM LIMITED

Mimosa	Unit	Current Quarter June 2003	Previous Quarter Mar 2003	+/- % Quarter on Quarter	YTD 12 months June 2003	Previous 12 months June 2002	+/- % 12 months Ytd
Safety							
DIIR	Rate/200 000 man hours	0.84	0.73	15	0.87	-	-
Revenue							
Gross revenue	US$M	11	13	(15)	29		-
PGM basket Price	US$/oz	443	480	(8)	456		-
Gross cash margin		52%	66%	(21)	63		-
Nickel Price	US¢/lb	3.74	3.70	4	3.89		-
Copper Price	US¢/lb	66	67	-	72		-
Cash Costs							
Per Rom ton	US$/ton	24	15	60	17		-
Per PGM ounce	US$/oz	274**	158	73	199		-
Per PGM ounce after by product credit	US$/oz	161**	47	243	95		
Capital Expenditure							
Current	US$ '000s	589	451	31	1,630		-
Expansion	US$ '000s	3,016	2,237	35	20,693		-
Mining							
Underground	ROM ton '000	294	188	56	755		-
Open Pit	ROM ton '000	-	-	-	-		-
Total		**294**	**188**	**56**	**755**		-
Grade							
Plant Head	g/t	3.78	3.77	-	- 3.73		
Recoveries	%	72%	76%	(5)	- 70%		
PGM Production							
Platinum	Ozs	13,171	13,431	(2)	36,029		-
Palladium	Ozs	9,144	9,302	(2)	25,450		-
Rhodium	Ozs	1,089	986	10	2,844		-
Gold	Ozs	1,730	1,742	(1)	4,717		-
Total	**Ozs**	**25,134**	**25,461**	**(1)**	**69,040**		-
Base Metals Production							
Nickel	Tonnes	342	332	3	826		-
Copper	Tonnes	307	293	5	728		-
Cobalt	Tonnes	10	10	-	25		-

** Please refer to commentary on Operating costs on page 7

82-5097

QUARTERLY REPORT 30 JUNE 2003

AQUARIUS
PLATINUM LIMITED

CORPORATE INFORMATION

Aquarius Platinum Limited
Exempt Company Number: 26290
(Incorporated in Bermuda)

Registered Office
Clarendon House
2 Church Street
Hamilton HMEX Bermuda
Email: info@aquariusplatinum.com
Website: www.aquariusplatinum.com

Board of Directors

Nicholas Sibley	Chairman
Stuart Murray	Chief Executive Officer
Walter Vorwerk	Finance Director
Cathie Markus	Non-Executive Director
Patrick Quirk	Non-Executive Director
James Slade	Non-Executive Director

Stock Exchanges

Australian Stock Exchange	Exchange Code:	AQP.AX
London Stock Exchange	Exchange Code:	AQP:L

Company Secretary
Willi Boehm

Investor Relations Coordinator
Nicholas Bias

Issued Capital
At 30 June 2003, the Company had on issue:
79,753,892 fully paid ordinary shares
2,115,000 unlisted options

Substantial Shareholders 30 June 2003	**No. of Shares**	**Percentage**
Impala Platinum Holdings	7,141,966	8.96%
Zimasco Consolidated Enterprises Limited	6,862,658	8.60%
J P Morgan Nominees Australia	6,148,447	7.71%
Chase Nominees Limited	4,600,426	5.77%
Nutraco Nominees Limited	4,009,415	5.03%

Broker (LSE)
Evolution Beeson Gregory
The Registry, Royal Mint Court
London EC3N 4LB
Telephone: + 44 20 7488 4040
Facsimile: + 44 20 7481 3762

82-5097

QUARTERLY REPORT 30 JUNE 2003

AQUARIUS
PLATINUM LIMITED

Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum (Australia) Limited
100% Owned
ACN 007 870 699
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233

Management

Stuart Murray	Chairman & Managing Director
Walter Vorwerk	Finance Director
Gert Ackerman	Operations Director
Gordon Ramsay	Projects Director
Dave Starley	General Manager Kroondal
Phil Rooke	General Manager Marikana
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance & Company Secretary
Neil Collett	General Manager P&S Project
Hugo Holl	General Manager Everest

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AQUARIUS PLATINUM LIMITED

Glossary

Aquarius	Aquarius Platinum Limited
AQS	Aquarius Platinum (Australia) Limited
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man hours worked
EMPR	Environmental Management Programme Report
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 ppm or part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine Limited
Mimosa	Mimosa Mining Company (Private) Limited
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGM(s)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
ZCEP	ZCE Platinum Limited
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex

82-5097

QUARTERLY REPORT 30 JUNE 2003

AQUARIUS
PLATINUM LIMITED

Further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 (8) 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327